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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2009

ÆTERNA ZENTARIS INC.

1405, boul. du Parc-Technologique
Québec, Québec
Canada, G1P 4P5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

 DOCUMENTS INDEX

Documents	Description
99.1	Registrant's Management Information Circular dated March 10, 2009 for its Annual Meeting of Shareholders to be held on May 6, 2009
99.2	Form of Proxy

 SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ÆTERNA ZENTARIS INC.
Date: April 6, 2009	By:	/s/ DENNIS TURPIN Dennis Turpin Senior Vice President and Chief Financial Officer

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DOCUMENTS INDEX
SIGNATURE